Exhibit 99.27

Notice to LSE

BMO Global Metals & Mining Conference

26 February 2018

Rio Tinto chief financial officer Chris Lynch is presenting today at the BMO Global Metals & Mining Conference in Miami, Florida.

The presentation slides are available at www.riotinto.com/presentations

Steve Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Tim Paine Joint Company Secretary Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404